UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

BY-LAW NO. 5

A By-Law relating generally to the Business and Affairs of

METHANEX CORPORATION

(hereinafter referred to as the “Corporation”)

1.	Definitions – In this By-Law No. 5 and all other by-laws of the Corporation, unless the context otherwise requires:

(a)	“Act” means the Canadian Business Corporations Act, as amended from time to time and any Act that may be substituted therefore;

(b)	“Articles” means the articles of continuance of the Corporation as from time to time amended or restated;

(c)	“board” means the board of directors of the Corporation;

(d)	“Corporation” means Methanex Corporation;

(e)	“meeting of shareholders” means and includes an annual or special meeting of shareholders of the Corporation; and

(f)	“signing officers” means any person authorized to sign on behalf of the Corporation by or pursuant to paragraph 33.

Unless otherwise defined in this By-Law No. 5, words and expressions defined in the Act have the same meaning when used herein. Words importing the singular include the plural and vice versa; words importing any gender include any other gender; and words importing persons include individuals, partnerships, associations, bodies corporate, executors, administrators or legal representatives and any number or aggregate of persons.

DIRECTORS

2.	Calling of and notice of meetings – Meetings of the board shall be held at such time and on such day as the Chairman of the board or the President may determine and, failing them, as a vice-president or director may determine. Notice of meetings of the board shall be given to each director not less than twenty-four hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such board was elected, provided a quorum of directors be present.

3.	Number of directors – Whenever the Articles provide for a minimum and maximum number of directors, the number of directors within the stipulated range shall be such number, if any, as may be determined from time to time by resolution of the board.

4.	Quorum – A majority of directors shall constitute a quorum for the transaction of business at any meeting of directors.

5.	Votes to govern – At all meetings of the board, every question shall be decided by a majority of the votes cast on the question.

6.	Interest of directors and officers generally in contracts – No director or officer shall be disqualified by his or her office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director of officer is in any way interested be liable to be voided nor shall any director of officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Act.

7.	Meetings by telephone – A director may participate in a meeting of the board or of a committee of the board by means of telephone or other communication facilities that permit all persons participating in any such meeting to hear each other.

8.	Power to borrow – The directors of the Corporation are hereby authorized from time to time:

(a)	to borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b)	to issue or reissue debt obligations of the Corporation;

(c)	to pledge or sell such debt obligations for such sums and at such prices as may be deemed expedient;

(d)	to mortgage, charge, hypothecate, pledge or otherwise create a security interest in all or any property real and personal, immoveable and moveable, undertaking and rights of the Corporation, owned or subsequently acquired, to secure any debt obligations of the Corporation present or future or any money borrowed or to be borrowed or any other debt or liability of the Corporation present and future; and

(e)	to delegate to such officer(s), director(s) or committee of directors of the Corporation as the directors may designate all or any of the foregoing powers to such extent and such manner as the directors may determine.

OFFICERS

9.	Appointment – The board shall appoint a President, one or more Executive Vice Presidents and/or other Vice Presidents and a Secretary and may appoint a Chairman of the board, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. No person may hold the office of Chairman of the board unless he or she is a director.

10.	Chairman of the Board – The Chairman of the board, if any, shall preside at all meetings of the board and of the shareholders.

11.	President – The President shall, in the absence or non-appointment of the Chairman of the board, preside at all meetings of shareholders and at meetings of the board. The President shall have general and active management of the business and affairs of the Corporation.

12.	Vice President or Vice Presidents – The Vice President, or, if more than one, the Vice Presidents in order of seniority as determined by the board, may be vested with all the powers and may perform all the duties of the President in the absence of inability to act of the President.

13.	Secretary or Assistant Secretaries – The Secretary or an Assistant Secretary shall attend all meetings of the board and all meetings of shareholders and record the proceedings thereof and all matters transacted and dealt with thereat, and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for that purpose, and shall perform like duties for any committee when required. The Secretary, or in his or her absence, an Assistant Secretary, shall give or cause to be given notice of all meetings of shareholders and of all meetings of the board and shall perform such other duties as may be prescribed by the board.

14.	Treasurer or Assistant Treasurers – The Treasurer or Assistant Treasurer, if appointed, shall keep or cause to be kept full and accurate accounts of receipts and disbursements and shall deposit or cause to be deposited all moneys of the Corporation with the Corporation’s bankers, or otherwise deal with the same as the board may determine. The Treasurer or an Assistant Treasurer or Assistant Treasurers shall disburse or cause to be disbursed the funds of the Corporation as may be ordered by the board, taking proper vouchers for such disbursements, and shall render to the President and to the board at the regular meetings of the board, or whenever they may require it, an account of all transactions as treasurer and of the financial position of the Corporation.

15.	Other powers and duties – Every officer shall have such powers and duties as the board may prescribe in addition to, or in substitution for, the powers and duties provided by this By-Law No. 5.

INDEMNIFICATION

16.	Indemnification of directors and officers – The Corporation shall indemnify a director or officer of the Corporation, a former director of officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation or was a shareholder or creditor, and his or her heirs and legal representatives to the extent permitted by the Act.

17.

Indemnity of others – Except as otherwise required by the Act and subject to paragraph 16, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation, and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

18.	Right of indemnity not exclusive – The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

19.	No liability of directors or officers for certain acts, etc. – To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency of deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any to her loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the corporation and in connection therewith to exercise the card, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director of officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director of officer or shall be a member of a firm or a shareholder, director of officer of a company which is employed by or performs services for the Corporation, the fact of his or her being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

MEETINGS OF SHAREHOLDERS

20.	Quorum – At any meeting of shareholders, a quorum shall be two persons present in person or representing by proxy issued shares of the Corporation representing not less than 25% of the votes entitled to be cast at such meeting. At any meeting of a single class or series of shareholders, unless otherwise stated in the terms and conditions attaching to a class or series of shares a quorum shall be two persons present in person or representing by proxy issued shares of the class or series representing not less than 25% of the votes entitled to be cast at such meeting.

21.	Persons entitled to be present – The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend such meeting under the Articles or the Act. Any other person may be permitted to attend a meeting of shareholders by the chairman of the meeting or with the consent of the meeting.

22.	Voting – Subject to the Act, every matter at a meeting of shareholders shall be decided by a show of hands unless a ballot is required by the chairman of the meeting or demanded by any person entitled to vote. Upon a show of hands every person entitled to vote shall have one vote. After a vote by a show of hands has been taken the chairman of the meeting may still require or any person entitled to vote may still demand a ballot thereon. Whenever a vote by show of hands has been taken, unless a ballot is required or demanded, a declaration by the chairman of the meeting that the vote upon the matter has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the result of the vote.

23.	Ballots – If a ballot is required by the chairman of the meeting or demanded by any person entitled to vote, a ballot upon the matter shall be taken in such manner as the chairman of the meeting shall direct.

ADVANCE NOTICE

24.	Nomination Procedures – Except as otherwise provided by Applicable Securities Laws or the Articles or by-laws of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of a person for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal within the meaning of and made in accordance with the provisions of the Act or a requisition of a shareholders meeting by one or more of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) who (i) at the close of business on the date of the giving of the notice provided for in paragraphs 25 and 26 and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation and (2) complies with the provisions of paragraphs 25 through 28, including without limitation the requirement to provide timely notice of such nomination in proper written form in accordance with paragraphs 25 and 26.

25.	Timely Notice – To be timely, a Nominating Shareholder’s notice must be delivered to the Secretary of the Corporation:

(a)	in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than 5:00 pm (Vancouver time) on the 10th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made.

26.	Required Information – To be in proper written form, a Nominating Shareholder’s notice must set forth or be accompanied by:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	the name, age, business address and residential address of the Proposed Nominee;

(ii)	the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(iii)	the citizenship of the Proposed Nominee and whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

(iv)	the number of securities of each class or series of securities in the capital of the Corporation which are, directly or indirectly, owned beneficially or of record by the Proposed Nominee or controlled or directed by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)	a description of any relationship, agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between, on the one hand, the Proposed Nominee or any affiliates or associates of the Proposed Nominee and, on the other hand, the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any person or entity acting jointly or in concert with the Nominating Shareholder in connection with the Proposed Nominee’s nomination and election as a director (a “Joint Actor”);

(vi)	whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee;

(vii)	a written consent duly signed by the Proposed Nominee to being named as a nominee for election to the board and to serve as a director of the Corporation, if elected; and

(viii)	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws; and

(b)	as to the Nominating Shareholder:

(i)	the name and business address of the Nominating Shareholder;

(ii)	the number of securities of each class or series of securities in the capital of the Corporation which are, directly or indirectly, owned beneficially or of record by the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor or controlled or directed by the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	any interest of the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor in any contract, agreements, arrangements or understandings the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(iv)	full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board;

(v)	whether the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Nominating Shareholder;

(vi)	whether the Nominating Shareholder intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(vii)	any other information relating to the Nominating Shareholder, any affiliates or associates of the Nominating Shareholder or any Joint Actor that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

As soon as practicable following receipt of a Nominating Shareholder’s notice, the Corporation shall cause the details of the notice to be disclosed to the shareholders of the Corporation.

27.	Notice to be updated – In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

28.	Delivery of notice – Notwithstanding any other provision of this By-Law No. 5, notice given to the Secretary of the Corporation pursuant to paragraph 24 may only be given by personal delivery, facsimile transmission or by e-mail (provided that the Secretary of the Corporation has stipulated an e-mail address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) or sent by e-mail (at the address as aforesaid) to the Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery, facsimile or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

29.	Power of the chairman – The chairman of the applicable meeting of shareholders shall have the power and duty to determine whether a nomination was made in accordance with paragraphs 24 through 28 and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

30.	Board Discretion – Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement of paragraphs 24 through 28.

31.	Definitions – For purposes of paragraph 24:

(a)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada; and

(b)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada or in a document publicly filed by or on behalf of the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

GENERAL

32.	Banking arrangements – The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

33.

Execution of instruments – Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by hand or mechanical signature by any two persons each of whom is an officer or director of the Corporation, and all contracts, documents or instruments in writing so signed may be delivered by hand or electronically (including by facsimile or by email) and, upon delivery, shall be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution to authorize any officer or officers of the Corporation or any other person or persons on behalf of the Corporation to sign contracts, documents or instruments in writing requiring execution by the Corporation and, in each case, such contracts may be signed by hand or mechanical signature and may be delivered by hand or electronically (including by facsimile or email).

34.	Voting rights in other bodies corporate – The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

35.	Invalidity of any provisions of this by-law – The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this By-Law No. 5.

36.	Repeal – All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under this By-Law No. 5 and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue to be valid except to the extent inconsistent with this By-Law No. 5 and until amended or repealed.

37.	Effective date – This By-Law No. 5 shall come into force when made by the board in accordance with the Act (the “Effective Date”). Notwithstanding the foregoing, if this by-law is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then the by-laws repealed pursuant to paragraph 36 shall be reinstituted and this By-Law No. 5 shall terminate and be of no further and effect following the termination of such meeting.

MADE by the board on the 15th day of April, 2015.

/s/ Thomas Hamilton	/s/ Kevin Price
Chairman of the Board	Secretary

CONFIRMED by the shareholders of the Corporation in accordance with the Act on the    day of            , 2015.

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 16, 2015	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary